FORM 10-Q

                                                                 Exhibit 12

                            TAMPA ELECTRIC COMPANY

                            RATIO OF EARNINGS TO FIXED CHARGES



      The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.



  Nine Months       Twelve Months
     Ended              Ended                    Year Ended December 31,
Sept. 30, 1996      Sept. 30, 1996         1995  1994(1)  1993(2) 1992  1991

    4.79x               4.45x              4.50x 4.11x    3.98x   4.16x 3.66x


      For the purposes of calculating this ratio, earnings consist of income

      before income taxes and  fixed  charges.   Fixed  charges  consist  of

      interest on indebtedness, amortization  of debt  premium, the interest component of rentals and preferred stock dividend requirements.



(1) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.52x for the period ended Dec. 31, 1994.

(2) Includes the effect of the non-recurring $10-million pretax charge associated with a coal pricing settlement. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.17x for the year ended Dec. 31, 1993.













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